

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Thomas Bartrum
General Counsel
Privia Health Group, Inc.
950 N. Glebe Rd., Suite 700
Arlington, VA 22203

> **Re: Privia Health Group, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 28, 2020**
> **CIK No. 0001759655**

Dear Mr. Bartrum:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS S-1 filed December 28, 2020

Cover Page

1.   We note that you indicate in your graphic that you have generated $1.3 billion in practice collections. Please disclose your revenues and net income (loss) figures here with equal prominence. Please also explain how practice collections correspond to revenues.

Prospectus Summary, page 1

2.   Here, at page 81, page 101, and anywhere else you deem appropriate, please revise your disclosure to state succinctly and in plain-English your business structure and operating model. In this discussion, specifically state what products and services you provide and how they generate revenue.

3.	Please provide a corporate structure chart of your operations. In this chart, please indicate what entities (or group of entities) you own and those with which you have a contractual relationship.

4.	Please disclose in your Prospectus Summary, and anywhere else you deem appropriate, the breakdown of how your revenue is generated. Disclose whether the revenue is generated from owned entities or contractual relationships.

5.	We note that you identify a total addressable market of over $3 trillion in annual U.S. healthcare spend. Please disclose what portion of this amount represents the type of services you provide to your customers.

6.	You state throughout your filing that "as of the twelve months ended September 30, 2020, approximately $1.3 billion total practice collections, high return on invested capital with superior unit economics and high free cash flow conversion." Please discuss why you chose this 12 month period given that your fiscal year ends on December 31 and that you are omitting interim financials for the period ending September 30, 2019 and 2020. If you believe that you should continue to use this period, please provide disclosures for a similar period (i.e., 12 months) ending on September 30, 2019 for comparison.

7.	Please provide a summary of the competitors in your marketspace.

Technology and Population Health, page 7

8.	Please modify your graphic here to ensure that all text is legible. Please make such adjustments throughout your filing as necessary.

Risk Factors, page 14

9.	Please disclose here that you will be a "controlled company" and the implications of that designation.

If our current agreements or arrangements with any of our majority-owned medical groups are deemed invalid under state law, page 34

10.	To the extent material, please summarize in your Business section, or where you deem appropriate, the referenced agreements and arrangements with your majority-owned medical groups. Please attach as exhibits any such arrangements.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, page 66

11.	We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain claims. You also state that this provision "will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please ensure that your amended and restated bylaws reflects this language.

Use of Proceeds, page 70

12.   If known, please revise your Use of Proceeds section to disclose the amounts that will be allocated to the purposes referenced.

Non-GAAP Financial Measures, page 77

13.   Please revise, throughout the filing, to present the most directly comparable GAAP measure with equal or greater prominence whenever you present a non-GAAP financial measure. Refer to Question 102.10 of the Compliance & Disclosure Interpretations-Non-GAAP Financial Measures.

Selected Consolidated Financial Data
Key Metrics, page 77

14.   We note that your key metrics include both owned and affiliated medical groups. Since it appears that your owned and affiliated medical groups contributed to significantly different revenue sources, please explain to us your consideration of separately disclosing owned and affiliated medical groups for each of your metrics.

Key Factors Affecting Our Performance, page 85

15.   Please expand your disclosure to discuss how you define the market from which you derive your market share.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Year Ended December 31, 2019 and 2018
Revenue, page 92

16.   Please revise to disclose your revenue by specific sources as indicated on page F-20 and provide a discussion of significant variances and related drivers for each revenue source. In that regard, we note that your FFS-patient care revenue and FFS-administrative services revenue were driven by different groups of implemented providers. Refer to the requirements of Item 303(a) of Regulation S-K.

Governance and Physician Leadership Culture, page 117

17.   Please provide more details on your multipurpose governance model, including any specific duties and authority to make corporate policies. Please discuss any ability of the company's management to override any decisions.

Case Studies, page 122

18.   Please provide a summary of why you are including "case studies" and what they are meant to convey. Please explain why you selected the profiled clients and how these clients provide a meaningful representation of your customer base.

Government Regulations, page 128

19.   We note that you operate in six states and the District of Columbia. We also note that you
        are subject to multiple state and federal regulations, some of which prohibit you from
        practicing medicine, controlling physicians' medical decisions or engaging in practices
        such as splitting fees with physicians. Please expand your disclosure to identify the states
        in which you generate material revenue. Please discuss how the state laws in these states
        apply to your business, including your corporate structure and contractual arrangements.
        Revise your disclosures throughout, where appropriate, to account for this information.

Certain Relationships and Related Party Transactions, page 149

20.   We note that your Lead Sponsors will control you following the offering. We also note
        that your Lead Sponsors include investment entities affiliated with Goldman Sachs, one of
        your underwriters in this offering. Please discuss the underwriting arrangements here if it
        qualifies as a related party transaction.

Forum Selection, page 156

21.   Please revise to include disclosure in this section that the forum selection provision will
        not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange
        Act or any other claim for which the federal courts have exclusive jurisdiction.

Note 1. Organization and Summary of Significant Accounting Policies
Organization, page F-7

22.   Please revise to disclose your accounting treatment for the 51% owned Privia
        Management Services Organization joint venture.

23.   You disclose here that the medical groups that are majority-owned by you (owned medical
        groups) reflect their operations within your consolidated financial results and that
        they have no ownership in the underlying physician practices. You also disclose on page
        F-12 that your FFS-patient care revenue is generated from providing healthcare services to
        patients through affiliated physician practices that are members of your consolidated
        medical groups. Please respond to the following:

        •   Please clearly disclose the relationship between the owned medical groups and their
            membered physician practices, including the revenue sources of the owned medical
            groups and the physician practices and the related accounting treatment.
        •   Since you consolidate the owned medical groups but not the membered physician
            practices (because they are not owned), please provide us your analysis of your basis
            for reporting related revenues on a gross basis under ASC 606-10-55-36 to -40.

Variable Interest Entities, page F-8

24.   You disclose here that your affiliated physician practices and your non-owned medical

groups are not considered to be VIEs and thus not consolidated in your financial statements. Please respond to the following:

- Please clarify for us, and revise if necessary, whether the affiliated physician practices referenced here also include the affiliated physician practices that are members of your consolidated medical groups. If not, please revise here and throughout the filing to clearly distinguish affiliated physicians practices with your owned and non-owned medical groups.
- Please describe to us, and revise if necessary, the relationship and responsibilities between you and your non-owned medical groups and their affiliated physician practices, including the service agreements, and billing and payment arrangements.
- Please clarify for us the difference in your agreements with those physician practices who are members of your consolidated medical group and those affiliated physician practices of your non-owned medical group. Also, clarify for us how those differences impacted your revenue recognition.

Revenue Recognition, page F-12

25.   Please revise to clarify the reason that the adoption of ASC 606 resulted in a reclassification of bad debt expense from general and administrative expense to a contra revenue account.

26.   Please expand to further disclose details of all variable consideration for FFS–patient care as well as for other revenue sources. Clarify the nature of implicit price concessions, discounts or other reductions and the methods, inputs and assumptions used in determining the related transaction price in accordance with ASC 606-10-50-20. We note that you disclosed rebates under certain management services agreements on page 131.

Note 8. Note Payable, page F-23

27.   We note your disclosure that interest expense relating to the note payable is included in general and administrative expenses in your consolidated statements of operations. Please explain to us why this is not included in interest expense.

Exhibits

28.   Please list and attach all material agreements, including, but not limited to, employment agreements, compensation arrangements, and services agreements.

General

29.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       You may contact Li Xiao at (202) 551-4391 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Chris Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences